RED CAPITAL MARKETS, LLC

Statement of Changes in Shareholder's Equity

Year ended March 31, 2016

		Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances, March 31, 2015	$	10,486,633	6,912,188	84,544	17,483,365
Net loss		—	(706,977)	—	(706,977)
Net Unrealized holding loss on investments		—	—	(84,544)	(84,544)
Balances, March 31, 2016	$	10,486,633	6,205,211	—	16,691,844

See accompanying notes to financial statements.